Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated December 22, 2010, and the related Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law of such jurisdiction, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

LASERCARD CORPORATION

at $6.25 Net Per Share

by

AMERICAN ALLIGATOR ACQUISITION CORP.

a wholly-owned subsidiary of

ASSA ABLOY INC.

a wholly-owned subsidiary of

ASSA ABLOY AB

American Alligator Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of ASSA ABLOY Inc. (“ASSA ABLOY America”), which is an Oregon corporation and wholly-owned subsidiary of ASSA ABLOY AB, a limited liability corporation organized under the laws of Sweden “AA”, is offering to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of LaserCard Corporation, a Delaware corporation (“LaserCard”), at a purchase price of $6.25 per Share, net to the seller in cash, without interest thereon and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Following the Offer, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF DAY, JANUARY 21, 2011, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn a number of Shares that, when considered together with all other Shares beneficially owned by ASSA ABLOY America and their respective subsidiaries, equals at least a majority of the Shares outstanding on the date of purchase (including certain issued options, warrants and restricted stock units) (the “Minimum Tender Condition”) and (ii) LaserCard having $30,000,000 in available net cash immediately prior to the expiration of the Offer. The Offer is also subject to the other conditions described in the Offer to Purchase. The Offer is not conditioned upon ASSA ABLOY America or Purchaser obtaining financing. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2010 (the “Merger Agreement”), by and among LaserCard, Purchaser and ASSA ABLOY America, under which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into LaserCard, with LaserCard surviving as a wholly-owned subsidiary of ASSA ABLOY America (the “Merger”). At the Effective Time (as defined in the Merger Agreement) of the Merger, each Share (other than Shares held by LaserCard, Purchaser, or ASSA ABLOY America or by stockholders who properly exercise their appraisal rights available under

Delaware law in connection with the Merger) will be canceled and converted into the right to receive $6.25 per Share (or any higher price paid in the Offer), in cash, without interest and subject to any required withholding of taxes.

The LaserCard Board of Directors, among other things, has unanimously (i) approved and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of LaserCard and LaserCard’s stockholders and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer and, if necessary, adopt the Merger Agreement.

If at the scheduled expiration date any condition to the Offer (including the Minimum Tender Condition) is not satisfied or waived, then Purchaser must extend the Offer and the expiration date (in intervals of up to ten business days) in order to permit the satisfaction of all of the conditions to the Offer, provided however that (i) Purchaser is not required to extend the Offer beyond June 20, 2011, and (ii) if all of the conditions to the Offer have been satisfied or waived except for the Minimum Tender Condition, Purchaser is only required to extend the Offer for an aggregate of 40 business days, unless the Minimum Tender Condition is satisfied earlier.

Pursuant to the Merger Agreement, following Purchaser’s acceptance of Shares tendered in the Offer, if less than 90% of the outstanding number of Shares are tendered in the Offer, Purchaser may, without the consent of LaserCard, initiate a subsequent offering period in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The subsequent offering period may be for a period of not less than three and no more than 20 business days. Purchaser is required pursuant to the Merger Agreement as promptly as practicable to accept and pay for Shares validly tendered during the subsequent offering period.

If Purchaser extends the Offer, Purchaser will inform BNY Mellon Shareowner Services (the “Depositary”) of the extension, and will make a related public announcement, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. For purposes of the Offer (including during a subsequent offering period), Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of or payment for Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as the agent for holders of tendered Shares for the purpose of receiving payments from Purchaser and transmitting those payments to such holders. If Purchaser extends the Offer, is delayed in its acceptance of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on Purchaser’s behalf, retain the tendered Shares, and such Shares may not be withdrawn except to the extent that stockholders are entitled to withdrawal rights in accordance with the Merger Agreement or as otherwise required by Rule 14e-1(c) promulgated under the Exchange Act. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account or an affidavit of loss relating to such certificates), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after February 20, 2011, unless such Shares have been accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to such Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

LaserCard has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary, BNY Mellon Shareowner Services.

The Information Agent for the Offer is:

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

Holders call toll free: (866) 329 8434

Bank and Brokers call: (973) 873-7710

(973) 338-1430 – Fax

December 22, 2010